Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Announces Closing of $2.16 Million Public Offering

LOS ANGELES, July 18, 2022 -- Versus Systems Inc. (“Versus” or the “Company”) (NASDAQ: VS) today announced that it closed its previously announced registered direct offering of 4,145,000 of the Company’s common shares (or common share equivalents) at a purchase price of $0.52 per common share (or common share equivalent).

In addition, in a concurrent private placement, the Company issued warrants to purchase up to 6,217,500 common shares to the institutional investor. The warrants have an exercise price of $0.52 per common share, are exercisable six months following issuance and have a term of five and one-half years following issuance.

Roth Capital Partners acted as the exclusive placement agent for the transaction.

The gross proceeds to Versus from this offering were approximately $2.16 million, before deducting placement agent fees and other estimated offering expenses. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The common shares were offered pursuant to an effective shelf registration statement on Form F-3 (File No. 333-263834) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on March 31, 2022. A prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available for free on the SEC's website at www.sec.gov. Electronic copies of the final prospectus supplement and accompanying prospectus may also be obtained by contacting Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, California 92660, by telephone at (800) 678-9147, or by email at rothecm@roth.com.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the common shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying common shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

About Versus Systems

Versus Systems Inc. is an engagement and rewards company that makes live events, games, shows, and apps more fun to watch and play. Versus adds interactive games, polling, trivia, predictive elements, and other win conditions to existing entertainment - whether in-venue or online - making the content more contextual, personal, and rewarding. Versus works with world class sports teams, leagues, venues, entertainment companies, and other content creators to make engaging, rewarding experiences for fans all over the world. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com